UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2011

Commission File Number: 001-34602

DAQO NEW ENERGY CORP.

666 Longdu Avenue

Wanzhou, Chongqing 404000

People’s Republic of China

(86-23) 6486-6666

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DAQO NEW ENERGY CORP.

By:	/s/ Jimmy Y. Lai

Name:	Jimmy Y. Lai
Title:	Chief Financial Officer

Date: March 8, 2011

EXHIBIT INDEX

Exhibit 99.1 – Press Release

Exhibit 99.1

Daqo New Energy Announces Fourth Quarter and Fiscal Year 2010 Results

Record Revenue and Record Earnings

CHONGQING, China — March 7, 2011 — Daqo New Energy Corp. (NYSE: DQ) (“Daqo New Energy” or the “Company”), a leading polysilicon manufacturer based in China, announced today its financial results for the fourth quarter and fiscal year 2010.

Fourth Quarter 2010 Financial and Operating Highlights

•

Polysilicon shipments were approximately 966 metric tons, or MT. Photovoltaic (PV) module shipments were 3.5 Mega watts, or MW. The company also shipped approximately 20.5 MT polysilicon to toll into PV wafer.

•	Revenues were $81.9 million, an increase of 29.6% from the third quarter of 2010 and 158.2% from the fourth quarter of 2009.

•	Gross profit were $45.8 million, an increase of 70.2% from the third quarter of 2010 and 466.4% from the fourth quarter of 2009.

•	Gross margin was 55.9% in the fourth quarter of 2010, compared to 42.5% in the third quarter of 2010 and 25.5% in the fourth quarter of 2009.

•	Operating income were $41.3 million, an increase of 71.8% from the third quarter of 2010 and 379.5% from the fourth quarter of 2009.

•	Operating margin was 50.4%, compared to 38.0% in the third quarter of 2010 and 27.1% in the fourth quarter of 2009.

•	Net income attributable to Daqo New Energy Corp. shareholders was $32.8 million, an increase of 85.3% from the third quarter of 2010 and 229.3% from the fourth quarter of 2009

•

Earnings per fully diluted ADS were $0.95, compared to $0.64 in the third quarter of 2010, and $0.40 in the fourth quarter of 2009. Earnings per fully diluted ordinary share were $0.19, compared to $0.13 in the third quarter of 2010 and $0.08 in the fourth quarter of 2009.

Full Year 2010 Results Financial and Operating Highlights

•	Polysilicon shipments were 3,650 MT, an increase of 143.6% from 2009.

•	Revenues were $242.7 million, an increase of 118.3% from 2009.

•	Gross profit was $106.2 million, an increase of 153.2% from 2009.

•	Gross margin was 43.8% for 2010, compared to 37.7% for 2009.

•	Operating income was $92.5 million, compared to $36.4 million for 2009.

•	Net income was $69.1 million, compared to $29.9 million for 2009.

•	Net income attributable to Daqo New Energy Corp. shareholders for 2010 was $68.6 million, an increase of 122.4% from 2009.

•	Earnings per fully-diluted ADS for 2010 were $2.32, compared to $1.45 in 2009.

“We are very pleased with our operating performance in the fourth quarter of 2010. We executed our business plan well, which resulted in a record quarter, based on the key metrics of revenue, gross profit, gross margin, operating margin and net income. We also successfully completed the Phase 1 polysilicon debottlenecking project, which will enable us to increase our name plate capacity from 3,300 MT to 4,300 MT,” said Dr. Gongda Yao, the chief executive officer of the company. “With the successful listing on the NYSE during the quarter, we now have a platform to grow the company into a leading global solar supply company. In 2011, we will focus on building our Phase 2 polysilicon production facility in Xinjiang, China. We will also commence our 250 MW solar wafer production, along with expanding our PV module capacity. In the beginning of 2011, we have continued to see strong demand from our customers for quality polysilicon, which should lay a strong foundation for a successful year for Daqo New Energy.”

Fourth Quarter 2010 Results

Revenues

Revenues in the fourth quarter of 2010 were $81.9 million, an increase of 29.6% from the third quarter of 2010 and a 158.2% increase from the fourth quarter of 2009. The increase was primarily attributable to an increase in revenues generated from sales of polysilicon. The Company sold approximately 966 MT of polysilicon,which contributed revenues of $73.4 million in the fourth quarter of 2010, compared to revenues of $55.2 million for 973 MT of polysilicon sold in the third quarter of 2010, and revenues of $31.7 million for 597 MT of polysilicon sold in the fourth quarter of 2009. The increase from the third quarter of 2010 in revenues was primarily due to a higher average selling price for the polysilicon product. The increase from the fourth quarter of 2009 in revenues was also primarily due to the higher average selling price of polysilicon product combined with the higher sales volume.

In the fourth quarter of 2010 the Company also generated $6.6 million and $1.9 million for the sales of PV modules and wafers respectively.

Gross profit and margin

Gross profit in the fourth quarter of 2010 was $45.8 million, compared to $26.9 million in the third quarter of 2010 and $8.1 million in the fourth quarter of 2009.

Gross margin was 55.9% in the fourth quarter of 2010, compared to 42.5% in the third quarter of 2010 and 25.5% in the fourth quarter of 2009. The increase from the third quarter of 2010 in gross profit and the gross margin was primarily due to a higher average selling price for the polysilicon product. The increase from the fourth quarter of 2009 in gross profit and the gross margin was also mainly due to higher average selling price of the polysilicon combined with lower production cost per kilogram for the polysilicon product.

Operating expenses

Total operating expenses in the fourth quarter of 2010 were $4.5 million, an increase of $1.6 million from the third quarter of 2010 and $5.0 million from the fourth quarter of 2009. The increase from the third quarter of 2010 was primarily due to $1.2 million expenses as a result of the shut-down period in December 2010. The increase from the fourth quarter of 2009 was primarily due to the decrease of government subsidy.

Operating income and margin

As a result of foregoing, operating income in the fourth quarter of 2010 was $41.3 million, compared to $24.0 million in the third quarter of 2010 and $8.6 million in the fourth quarter of 2009. Operating margin was 50.4%, compared to 38.0% in the third quarter of 2010 and 27.1% in the fourth quarter of 2009.

Net Interest expense

Net interest expense in the fourth quarter of 2010 was $1.8 million, compared to $2.3 million in the third quarter of 2010, and $1.7 million in the fourth quarter of 2009. The decrease from the third quarter of 2010 was primarily due to reduction in the Company’s average short-term and long-term borrowing and the interest capitalization in the fourth quarter of 2010.

Foreign exchange loss

The foreign exchange loss in the fourth quarter of 2010 was $0.5 million, compared to $0.7 million in the third quarter of 2010.

Income tax expense

Income tax expense in the fourth quarter of 2010 was $6.0 million, compared to $3 million in the third quarter of 2010 and income tax benefit of $3.2 million in the fourth quarter of 2009. The increase from the third quarter of 2010 was primarily due to the higher income before tax in the fourth quarter of 2010, while the year-over-year increase was primarily due to the lower R&D tax deduction and lower investment tax credit in the fourth quarter of 2010.

Net Income attributable to our shareholders, margin and earnings per share

Net income attributable to Daqo New Energy Corp. shareholders was $32.8 million in the fourth quarter of 2010, compared to a net income of $17.7 million in the third quarter of 2010 and $10.0 million in the fourth quarter of 2009.

Net margin attributable to Daqo New Energy Corp. shareholders was 40.1% in the fourth quarter of 2010, compared to 28.0% in the third quarter of 2010 and 31.4% in the fourth quarter of 2009.

Earnings per fully diluted ADS were $0.95, compared to $0.64 in the third quarter of 2010, and $0.40 in the fourth quarter of 2009. Earnings per fully diluted ordinary share were $0.19, compared to $0.13 in the third quarter of 2010 and $0.08 in the fourth quarter of 2009.

Full Year 2010 Results

Revenues

Revenues for 2010 were $242.7 million, compared to $111.2 million for 2009, an increase of 118.3% from the previous year. This increase was primarily due to the increase in revenues generated from the sale of polysilicon. The Company sold approximately 3650 MT of polysilicon during 2010, compared to 1498 MT of polysilicon during 2009.

Gross profit and margin

Gross profit for 2010 was $106.2 million, compared to $41.9 million for 2009 .Gross margin was 43.8% for 2010, compared to 37.7% for 2009. The increase in gross profit was primarily due to an increase of sales volume of polysilicon. The increase of profit margin was primarily due to the lower production cost per kilogram for polysilicon production cost marginally offset by lower average selling price of polysilicon.

Operating expenses

Total operating expenses for 2010 were $13.7 million, compared to $5.5 million for 2009. The increase in the operating expenses was primarily due to decrease in government subsidy of $3.2 million and a $2.7 million charges related to a withdrawn IPO during the first quarter of 2010.

Operating income and margin

As a result of foregoing, operating income for 2010 was $92.5 million, compared to $36.4 million for 2009. Operating margin for 2010 was 38.1% for 2010, compared to 32.8% for 2009.

Net Interest expense

Net interest expense for 2010 was $9.3 million, compared to $6.2 million for 2009. The increase of interest expenses in the full year 2010 was primarily due to higher interest capitalization amount in 2009.

Foreign exchange loss

There was a foreign exchange loss of $1.2 million for 2010 due to the continuing strengthening of Renminbi against the U.S. dollar during 2010.

Income tax expense

Income tax expense for 2010 was $12.8 million, compared to $0.2 million for 2009. The increase was primarily due to higher income before tax in 2010 combined with the lower R&D tax deduction and lower investment tax credit in 2010.

Net Income attributable to our shareholders, margin and earnings per share

Net income attributable to Daqo New Energy Corp. shareholders was $68.6 million for 2010, compared to a net income of $30.8 million for 2009. Net margin attributable to Daqo New Energy Corp. shareholders was 28.3% for 2010, compared to 27.7% for 2009.

Earnings per fully-diluted ADS for 2010 were $2.32, an increase of 60.4% compared to $1.45 per fully diluted ADS for 2009.

Financial Condition

As of December 31, 2010, Daqo New Energy Corp. had $203.7 million in cash and cash equivalents and restricted cash, compared with $75.2 million as of September 30, 2010. As of December 31, 2010, the accounts receivable balance was $10.7 million, compared to $31.3 million as of September 30, 2010. As of December 31, 2010, total bank borrowings were $154.6 million, of which $83.0 million were long-term borrowings, while total bank borrowings were $166.8 million, of which $106.9 million were long-term borrowings as of September 30, 2010.

Q1 2011 Outlook

For the first quarter of 2011, the company expects its total revenue to be in the range of $81.5 million to $83.5 millions. The company expects to ship between 1075 MT to 1100 MT of polysilicon and generate revenues from the sales of polysilicon in an amount between US$74 million to US$76 million in the first quarter of 2011. The Company also expects its revenue for the PV module sales to be approximately $7.5 million with the sales of approximately 4 MW PV modules under the company’s own brand and sales of approximately 8 MW PV modules outsourcing for its customers.

Conference Call

Daqo New Energy will host a conference call at 8:00 am. Eastern Standard Time on March 7, 2011 to discuss the results for the quarter and year ended December 31, 2010. Joining the call will be Dr. Gongda Yao, Chief Executive Officer and Mr. Jimmy Lai, Chief Financial Officer of Daqo New Energy.

To participate in the conference call, please dial the following number five to ten minutes prior to the scheduled conference call time: +1-800-299-9086. International callers should dial +1-617-786-2903. Passcode is 36286749.

A replay will be made available until April 7, 2011 on Daqo New Energy’s website or by dialing +1-888-286-8010. International callers should dial +617-801-6888. The passcode is 94423711.

This conference call will be broadcast live over the Internet and can be accessed on Daqo New Energy’s website at http://www.dqsolar.com. To listen to the live webcast, please go to Daqo New Energy’s website at least fifteen minutes prior to the start of the call to register, download and install any necessary audio software.

About Daqo New Energy Corp.

Daqo New Energy Corp. (NYSE: DQ) is a leading polysilicon manufacturer based in China that aims to become a vertically integrated photovoltaic product manufacturer. Daqo New Energy primarily manufactures and sells high-quality polysilicon to photovoltaic product manufacturers. It also manufactures and sells photovoltaic wafers and modules. For more information about Daqo New Energy, please visit www.dqsolar.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar statements. Among other things, the outlook for the first quarter of 2011 and quotations from management in this announcement, as well as Daqo New Energy’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral for-ward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the demand for photovoltaic products and the development of photovoltaic technologies; global supply and demand for polysilicon; alternative technologies in cell manufacturing; our ability to significantly expand our polysilicon production capacity and output; the reduction in or elimination of government subsidies and economic incentives for solar energy applications; and our ability to successfully implement our vertical integration strategy. Further information regarding these and other risks is included in the reports or documents we filed with, or furnished to, the Securities and Exchange Commission. Daqo New Energy does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and Daqo New Energy undertakes no duty to update such information, except as required under applicable law.

Daqo New Energy Corp.

Unaudited Consolidated Statement of Operations

(US dollars in thousands, except ADS and per ADS data)

	Three months ended Dec 31, 2010	Three months ended Sep 30, 2010	Three months ended Dec 31, 2009	Year ended December 31,
				2010	2009
Revenues	$81,892	$63,212	$31,716	242,686	111,193
Cost of revenues	(36,119)	(36,321)	(23,635)	(136,484)	(69,252)

Gross profit	45,773	26,891	8,082	106,202	41,942

Operating income (expenses)
Selling, general and administrative expenses	(5,180)	(2,677)	(3,779)	(15,692)	(9,336)
Research and development Expenses	(132)	(318)	(410)	(1,385)	(2,775)
Other operating income	811	131	4,715	3,383	6,592

Total operating expenses	(4,501)	(2,864)	526	(13,694)	(5,518)

Income from operations	41,272	24,027	8,608	92,508	36,424
Interest expense	(2,037)	(2,484)	(1,727)	(9,880)	(6,462)
Foreign exchange loss	(477)	(709)	—	(1,186)	—
Interest income	248	136	27	544	214

Income before income taxes	39,006	20,970	6,908	81,986	30,176
Income tax expense	(5,963)	(3,016)	3,153	(12,837)	(240)

Net income	33,043	17,954	10,061	69,149	29,936
Net income (loss) attributable to noncontrolling interest	219	241	91	577	(899)
Net income attributable to Daqo New Energy Corp. shareholders	32,824	$17,713	$9,970	68,572	30,835

Deemed dividend on Series A convertible redeemable preferred shares	—	(1,100)	(703)	(3,300)	(703)

Net income attributable to Daqo New Energy Corp. ordinary shareholders	32,824	$16,613	$9,267	65,272	30,132

Earnings per ADS
Basic and diluted	$0.95	$0.64	$0.40	$2.32	$1.45

Weighted average ADS outstanding
Basic	34,155,245	20,000,000	20,000,000	23,567,897	20,000,000
Diluted	34,674,637	25,942,821	23,229,794	28,145,265	20,830,367

Daqo New Energy Corp.

Unaudited Consolidated Balance Sheet

(US dollars in thousands)

	December 31, 2010	September 30, 2010	December 31, 2009
ASSETS:
Current Assets:
Cash and cash equivalents	$203,636	$73,574	$81,414
Restricted cash	64	1,656	8,810
Accounts receivable, net	10,698	31,344	16,710
Prepaid expenses and other current assets	4,995	3,677	4,987
Advances to suppliers	4,950	4,248	4,278
Inventories	11,240	11,711	4,717
Amount due from related party	904	22,651	—
Deferred tax assets-current	32	—	—

Total current assets	236,519	148,861	120,916
Property, plant and equipment, net	398,232	377,207	399,985
Prepaid land use right	8,598	6,493	1,553
Deferred tax assets	1,655	1,640	1,469
Non-current assets	159	157	—

TOTAL ASSETS	645,163	$534,358	$523,923

LIABILITIES:
Current liabilities:
Short-term borrowings, including current portion of long-term borrowings	71,601	$59,843	$43,826
Accounts payable	4,302	6,719	3,494
Advances from customers	41,122	36,426	31,608
Payables for purchases of property, plant and equipment	15,375	20,612	53,224
Accrued expenses and other current liabilities	19,428	17,071	9,848
Income tax payable	13,373	7,333	674

Total current liabilities	165,201	148,004	142,674
Long-term borrowings	83,001	106,915	144,936
Accrued warranty cost	140	—	—
Amount due to related party	397	492	218

Total liabilities	248,739	255,411	287,828

Mezzanine equity	—	58,903	55,603

EQUITY:
Daqo New Energy Corp. shareholders’ equity:
Ordinary shares	18	10	10
Additional paid-in capital	140,306	1,422	259
Retained earnings	116,881	84,055	51,610
Accumulated other comprehensive income	6,277	3,598	617

Total Daqo New Energy Corp.’s shareholders’ equity	263,481	89,085	52,496
Noncontrolling interest	132,942	130,959	127,996

Total equity	396,423	220,044	180,492

TOTAL LIABILITIES & EQUITY	$645,163	$534,358	$523,923

For further information, please contact:

Daqo New Energy Corp.

Jimmy Lai, Chief Financial Officer

Phone: +86-23-6486-6677

Email: jimmy.lai@daqo.com

SOURCE: Daqo New Energy Corp.